FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

Proposal of amendment to the Bylaws, submitted by the Executive Board to the Shareholders of this Company, for discussion at the Extraordinary General Shareholders Meeting, already called for April 17, 2008, as of 02:30 p.m.

"To the Shareholders. Upon identifying the need for an increase in the number of the Executive Board members, due to the expansion of the business along recent years, the Board of Directors proposes the following amendment to the Bylaws:

I –Article 21: change the maximum number of members, from twenty-five (25) to thirty-five (35); this change is shown in bold solely to make its identification easier:

CHAPTER IV – THE MANAGEMENT

SECTION III - THE EXECUTIVE BOARD

“ARTICLE 21

The Executive Board of Directors shall comprise a minimum of seven (7) to a maximum of thirty-five (35) members, no share qualification being required, one of them being the Chief Executive Officer and the remaining being Directors, all of them elected by the Administrative Board. The Administrative Board will assign their titles and respective duties in the election act.

This is the proposal of the Board of Directors, and its approval by the shareholders is expected. /s/ The Board Members."